Form 13F
Form 13F Cover Page

Report for the Calendar Year or Quarter
Ended: June 30, 2011
Check here if Amendment [ ]; Amendment
Number:
This Amendment (Check only one):
[ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this
Report:

Name: Corbyn Investment Management, Inc.
Address: Suite 108 2330 W. Joppa Rd.
Lutherville, MD 21093
13F File Number: 28-4242

The institutional investment manager filing this report and the
person by whom it is signed hereby represent that the person
signing the report is authorized to submit it, that all information
contained herein is true, correct and complete, and that it is
understood that all required items, statements, schedules, lists
and tables, are considered integral parts of this submission.

Person Signing this Report on Behalf of Reporting Manager:
Name: Karla K. Moore
Title: Corporate Secretary, CCO
Phone: 410-832-5500
Signature, Place and Date of Signing:
Karla K. Moore Lutherville, MD 07/19/11

Report Type (Check only one):
[X] 13F Holdings Report.

[ ] 13F Notice.

[ ] 13F Combination Report.

List of Other Managers Reporting for this Manager:

I am signing this report as required by the Securities Exchange
Act of 1934.

Form 13F Summary Page

Report Summary:

Number of Other Included Managers:
0
Form 13F Information Table Entry Total:
62
Form 13F Information Table Value Total:
$708,970
List of Other Included Managers:
NONE

<TABLE>

<c>	<c>	<c>	<c>	<c>	<c>	<c>	<c>	<c>	<c>
Name of Issuer	Title of Class	CUSIP	Value	Shrs or Prn	SH/PRN Amt	Investment Discretion	Other Managers	Voting Authority	Sole
American National Bankshares I	COM	027745108	1760	95690	SH	Defined			95690
Assurant, Inc. (AIZ)	COM	04621x108	25599	705778	SH	Defined			705778
BCSB Bancorp. (BCSB)	COM	055367106	1906	138524	SH	Defined			138524
CA, Inc. (CA)	COM	12673p105	33625	1472204	SH	Defined			1472204
Cardinal Financial Corp. (CFNL	COM	14149f109	5372	490565	SH	Defined			490565
Chevron Corporation (CVX)	COM	166764100	278	2705	SH	Defined			2705
Chicopee Bancorp Inc. (CBNK)	COM	168565109	699	48907	SH	Defined			48907
Cisco Systems Inc. (CSCO)	COM	17275r102	32367	2073484	SH	Defined			2073484
ConocoPhillips (COP)	COM	20825c104	843	11205	SH	Defined			11205
EMCOR Group Inc. (EME)	COM	29084q100	15918	543103	SH	Defined			543103
EOG Resources Inc. (EOG)	COM	26875p101	6343	60670	SH	Defined			60670
ESSA Bancorp Inc. (ESSA)	COM	29667d104	1002	80714	SH	Defined			80714
Emerson Electric (EMR)	COM	291011104	1947	34608	SH	Defined			34608
Energen Corporation (EGN)	COM	29265n108	7625	134963	SH	Defined			134963
FTI Consulting (FCN)	COM	302941109	36386	959045	SH	Defined			959045
First Potomac Realty Trust (FP	COM	33610f109	198	12950	SH	Defined			12950
Global Indemnity Plc (GBLI)	COM	g39319101	15130	682145	SH	Defined			682145
Harmonic Inc. (HLIT)	COM	413160102	26115	3611996	SH	Defined			3611996
Heritage Financial Group Inc.	COM	42726x102	634	53165	SH	Defined			53165
John Hancock Bank Fund (BTO)	COM	409735206	172	10481	SH	Defined			10481
MasTec, Inc. (MTZ)	COM	576323109	11132	564498	SH	Defined			564498
Michael Baker Corp. (BKR)	COM	057149106	18731	886896	SH	Defined			886896

Middleburg Financial Corp. (MB	COM	596094102	626	41897	SH	Defined	41897
NCI, Inc. (NCIT)	COM	62886k104	1467	64587	SH	Defined	64587
NGP Capital Resources (NGPC)	COM	62912R107	4489	547440	SH	Defined	547440
NTELOS Holdings Corp. (NTLS)	COM	67020q107	12308	602740	SH	Defined	602740
ON Semiconductor Corp. (ONNN)	COM	682189105	22845	2181985	SH	Defined	2181985
OceanFirst Financial (OCFC)	COM	675234108	912	70394	SH	Defined	70394
OmniAmerican Bancorp Inc. (OA	COM	68216r107	579	38650	SH	Defined	38650
PPL Corporation (PPL)	COM	69351t106	28614	1028159	SH	Defined	1028159
PartnerRe Ltd. (PRE)	COM	G6852T105	40781	592312	SH	Defined	592312
Pentair Inc. (PNR)	COM	709631105	807	20000	SH	Defined	20000
Prestige Brands Holdings (PBH)	COM	74112d101	19863	1546945	SH	Defined	1546945
Ralcorp Holdings Inc. (RAH)	COM	751028101	15640	180639	SH	Defined	180639
Republic Services (RSG)	COM	760759100	24480	793524	SH	Defined	793524
Rosetta Resources, Inc. (ROSE)	COM	777779307	23917	464046	SH	Defined	464046
Rudolph Technologies (RTEC)	COM	781270103	365	34093	SH	Defined	34093
Rush Enterprises Inc. Cl A (RU	COM	781846209	8579	450814	SH	Defined	450814
Rush Enterprises Inc. Cl B (RU	COM	781846308	4762	295798	SH	Defined	295798
Shore Bancshares Inc. (SHBI)	COM	825107105	722	103425	SH	Defined	103425
Southern National Bancorp of V	COM	843395104	4467	657870	SH	Defined	657870
Suncor Energy Inc. (SU)	COM	867224107	13706	350530	SH	Defined	350530
TNS, Inc. (TNS)	COM	872960109	6161	371157	SH	Defined	371157
Tekelec (TKLC)	COM	879101103	5964	653200	SH	Defined	653200
Tessera Technologies (TSRA)	COM	881641100	4602	268480	SH	Defined	268480
Urstadt Biddle Properties Cl A	COM	917286205	498	27500	SH	Defined	27500
W. R. Berkley Corp. (WRB)	COM	084423102	11922	367505	SH	Defined	367505
j2 Global Communications (JCOM	COM	46626e205	29287	1037447	SH	Defined	1037447
Advanced Micro Devices	CONV	007903AN7	6363	6208000	PRN	Defined	6208000
Affymetrix, Inc.	CONV	00826TAG3	20314	20519000	PRN	Defined	20519000
Alcatel-Lucent USA Inc.	CONV	549463AH0	38737	39730000	PRN	Defined	39730000
Electronic Data Systems	CONV	285661AF1	247	247000	PRN	Defined	247000
Euronet Worldwide Inc.	CONV	298736AF6	13893	13841000	PRN	Defined	13841000
GMX Resources Inc.	CONV	38011MAB4	3888	4120000	PRN	Defined	4120000
GMX Resources Inc.	CONV	38011MAJ7	308	375000	PRN	Defined	375000
Hologic Inc.	CONV	436440AA9	24557	25317000	PRN	Defined	25317000
Level 3 Communications	CONV	52729NBK5	12073	12103000	PRN	Defined	12103000
Lifetime Brands Inc.	CONV	53222QAB9	481	483000	PRN	Defined	483000
Live Nation Inc.	CONV	538034AB5	14105	15005000	PRN	Defined	15005000
Sandisk Corp.	CONV	80004CAC5	16478	17054000	PRN	Defined	17054000
School Specialty Inc.	CONV	807863AL9	14781	14744000	PRN	Defined	14744000
School Specialty Inc.	CONV	807863AM7	10600	10000000	PRN	Defined	10000000

</TABLE>